                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )


                             HALLMARK CAPITAL CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  406241109
              ------------------------------------------------
                               (CUSIP Number)

                        RICHARD J. PERRY JR., ESQUIRE
                      LEVI PERRY SIMMONS & LOOTS, P.C.
                   805 FIFTEENTH STREET, N.W., SUITE 1101
                           WASHINGTON, D.C. 20005
                             TEL: (202) 326-8602
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              NOVEMBER 1, 1996
      -----------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject if this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___ .

Check the following box if a fee is being paid with this statement. ___. A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item (1); and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.

----------------------------------------------------------------------------------------------------------
 CUSIP NUMBER   406241109                                            PAGE    2      OF  14    PAGES
               ----------                                                 ---------    ------
----------------------------------------------------------------------------------------------------------

     1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Financial Institution Partners, L.P. / 52-1899611
----------------------------------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                                      ----
                                                                                  (b)
                                                                                      ----
----------------------------------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              WC   OO
----------------------------------------------------------------------------------------------------------
     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AN 2(e)

              NO
----------------------------------------------------------------------------------------------------------
     5.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES        6.      SOLE VOTING POWER

      OWNED BY       -------------------------------------------------------------------------------------
                          7.      SHARED VOTING POWER
   EACH REPORTING
                                  142,000 SHARES
     PERSON WITH     -------------------------------------------------------------------------------------
                          8.      SOLE DISPOSITIVE POWER

                     -------------------------------------------------------------------------------------
                          9.      SHARED DISPOSITIVE POWER

                                  142,000 SHARES
----------------------------------------------------------------------------------------------------------
 10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      142,000 SHARES
----------------------------------------------------------------------------------------------------------
 11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                      NO
----------------------------------------------------------------------------------------------------------
 12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                      9.84%
----------------------------------------------------------------------------------------------------------
 13.                  TYPE OF REPORTING PERSON

                      PN
----------------------------------------------------------------------------------------------------------


Page 2 of 14 Pages

----------------------------------------------------------------------------------------------------------
 CUSIP NUMBER   406241109                                            PAGE    3      OF  14    PAGES
               ----------                                                 ---------    ------
----------------------------------------------------------------------------------------------------------
     1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Hovde Capital, Inc./ 52-1891904
----------------------------------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                                      ----
                                                                                  (b)
                                                                                      ----
----------------------------------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              AF
----------------------------------------------------------------------------------------------------------
     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AN 2(e)

              NO
----------------------------------------------------------------------------------------------------------
     5.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES        6.      SOLE VOTING POWER

      OWNED BY       -------------------------------------------------------------------------------------
                          7.      SHARED VOTING POWER
   EACH REPORTING
                                  142,000 SHARES
     PERSON WITH     -------------------------------------------------------------------------------------
                          8.      SOLE DISPOSITIVE POWER

                     -------------------------------------------------------------------------------------
                          9.      SHARED DISPOSITIVE POWER

                                  142,000 SHARES
----------------------------------------------------------------------------------------------------------
 10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      142,000 SHARES
----------------------------------------------------------------------------------------------------------
 11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                      NO
----------------------------------------------------------------------------------------------------------
 12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                      9.84%
----------------------------------------------------------------------------------------------------------
 13.                  TYPE OF REPORTING PERSON

                      CO
----------------------------------------------------------------------------------------------------------





Page 3 of 14 Pages

ITEM 1.  SECURITY AND ISSUER

         The class of security to which this statement relates is the common stock, $1.00 par value (the "Shares"), of Hallmark Capital Corp (the "Issuer"). The address of the principal executive offices of the Issuer is 7401 West Greenfield Avenue, West Alis, Wisconsin 53214.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this statement are Financial Institution Partners, L.P. (the "Limited Partnership") and Hovde Capital, Inc., who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware general business corporation, is the general partner (the "General Partner") of the Limited Partnership.

         Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner. The General Partner controls the Limited Partnership.

         None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.





Page 4 of 14 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

         (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

         (b)  None.

         (c)  None.

         (d)  None.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of November 7, 1996 information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 1,442,950 Shares outstanding as of that date) as to each of the Reporting Persons.

         (c)  None.

         (d)  None.

         (e)  Not applicable.

         Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.





Page 5 of 14 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit A- Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)





Page 6 of 14 Pages

Signatures



         After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                                 FINANCIAL INSTITUTION PARTNERS,
                                 L.P., by its General Partner,
                                 HOVDE CAPITAL, INC.


                                       /s/   Steven D. Hovde
                                 ----------------------------------------------
                        By:      Steven D. Hovde
                        Its:     Chairman and Chief Executive Officer



                                 HOVDE CAPITAL, INC.


                                      /s/  Steven D. Hovde
                                 ----------------------------------------------
                        By:      Steven D. Hovde
                        Its:     Chairman and Chief Executive Officer



Dated:     11/07/96
      ---------------




Page 7 of 14 Pages

                                   SCHEDULE 1
                                   ----------

INFORMATION RELATING TO REPORTING PERSONS
-----------------------------------------

                                                            PRINCIPAL BUSINESS AND
                                                            ADDRESS OF PRINCIPAL BUSINESS
         NAME                                               OR PRINCIPAL OFFICE
         ----                                               -----------------------------
Financial Institution Partners, L.P.                        Limited partnership formed to make investments primarily in equity securities of financial institutions
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Organized: State of Delaware

Hovde Capital, Inc.                                         General business corporation formed to serve as the general partner of the Limited Partnership
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Incorporated: State of Delaware





Page 8 of 14 Pages

INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING PERSONS
--------------------------------------------------------------------------------

    NAME                                PRINCIPAL OCCUPATION
  ADDRESS                                  BUSINESS ADDRESS                         CITIZENSHIP
------------                            -----------------------                ---------------------
Steven D. Hovde                         Investment banker                               U.S.
1629 Colonial Parkway                   Hovde Financial, Inc.
Inverness, Illinois 60067               1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Investment banking firm

Eric D. Hovde                           Investment banker                               U.S.
1826 Jefferson Place, N.W.              Hovde Financial, Inc.
Washington, D. C.  20036                1826 Jefferson Place, N.W.
                                        Washington, D. C.  20036
                                        Investment banking firm

Braddock J. LaGrua                      Investment banker                               U.S.
1826 Jefferson Place, N.W.              Hovde Financial, Inc.
Washington, D. C.  20036                1826 Jefferson Place, N.W.
                                        Washington, D. C.  20036
                                        Investment banking firm





Page 9 of 14 Pages

SCHEDULE 2

         The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.


                                                                    AMOUNT
                                   TOTAL                            ORIGINALLY FINANCED/               SOURCE OF
NAME                               CONSIDERATION                    CURRENT BALANCE                    FUNDS*
----                               -------------                    ---------------                    ------------
Financial Institution             $2,259,220.00                     $1,129,610.00/                     Working Capital/
Partners, L.P.                                                      $1,129,610.00                      Line of Credit/

Hovde Capital, Inc.               $2,259,220.00                     $1,129,610.00/                     Working Capital/
                                                                    $1,129,610.00                      Line of Credit of
                                                                                                       Affiliate



-------------------------

* $ 1,129,610.00 was financed through a line of credit with Harris Trust of Chicago at Federal Funds rate +5/8.





Page 10 of 14 Pages

                                   SCHEDULE 3

         The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.


                                                                                 APPROXIMATE
NAME                                    NUMBER OF SHARES                          PERCENTAGE
----                                    ----------------                        -------------
Financial Institution                          142,000                               9.84%
Partners, L.P.

Hovde Capital, Inc.                            142,000                               9.84%





Page 11 of 14 Pages

                                   SCHEDULE 4


DESCRIPTION OF TRANSACTIONS IN SHARES EFFECTED WITHIN 60 DAYS

The reporting persons effected the following transactions in the Shares within sixty (60) days of November 7, 1996:

TRANSACTION              AMOUNT OF              TRANSACTION                                    TRANSACTION
    DATE                  SHARES                   PRICE                BROKER                     TYPE
-----------              ---------              -----------         ---------------            -----------
 10/16/96                   3,500                $17.435                  Banc*                   Buy

 10/30/96                   2,500                 $17.50                  Banc*                   Buy

 11/01/96                  14,000                 $17.50                  Banc*                   Buy




-----------------------
     * Banc Stock Financial Service





Page 12 of 14 Pages

                                 EXHIBIT INDEX


                                                                                              Page
Exhibit A         Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)                 14





Page 13 of 14 Pages

                                                                       EXHIBIT A


          Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)


        Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.


                              FINANCIAL INSTITUTION PARTNERS, L.P.,
                              by its General Partner, HOVDE CAPITAL, INC.

                              By:   /s/ Steven D. Hovde
                                   --------------------------------------------
                              Its: Chairman and Chief Executive Officer


                              HOVDE CAPITAL, INC.

                              By:   /s/ Steven D. Hovde
                                   --------------------
                              Its: Chairman and Chief Executive Officer





Page 14 of 14 Pages